EXHIBIT 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES
RE COMPUTATION OF PER SHARE EARNINGS

	THREE MONTHS ENDED
	March 31,	March 31,
	2006	2007
Shares of common stock outstanding for the entire period.	20,849,065	21,968,522

Issuance of 109,802 and 145,994 shares of common stock to the Company’s defined contribution plan in 2006 and 2007	86,622	92,084

Issuance of 11,376 shares of common stock to the Company’s employee stock purchase plan in 2006, net of cancellations	10,277	-

Cancellation of 11,374 and 35,007 shares of common stock under the equity incentive plan in 2006 and 2007	(7,969)	(14,003)

Weighted average shares of common stock outstanding	20,937,995	22,046,603

Net Loss	$(30,635,328)	$(25,371,951)

Net loss per common share basic and diluted:
Loss per common share from continuing operations	$(1.46)	$(1.15)
Net loss per common share basic and diluted	$(1.46)	$(1.15)